Mail Stop 4561


December 1, 2005



Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Amendment No. 1 to Registration Statement on Form S-3
Filed November 18, 2005
      File No. 333-128893

Form 10-K for year ended December 31, 2004
Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended March 31, 2005
      File No. 0-23256

Dear Mr. Kitchin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Summary

Business Strategy, page 5

1. We note your response to comment 4. You state in the fifth paragraph under this heading that you plan to begin converting four additional Signature Inns before December 31, 2005. Please revise to indicate when you expect to complete the conversion.

2. You state in the fifth paragraph under this heading that you will renovate and convert the remaining 12 properties over the next several years. Please explain how you calculate the 12 properties.
In this regard, we note that you have completed conversion of five of
15 Signature Inns to Jameson Inns. You also state that you plan to begin converting four additional Signature Inns before December 31,
2005. Finally, we note that two Signature Inns are held for sale. Please revise or advise.

Risk Factor, page 7

3. Refer to comment 14. Please revise your risk factor section to discuss the dilutive effective on your stock to potential investors if you issue additional securities to cover the anti-dilution provisions.

Risks Relating to our Business, page 8

Our hotel refurbishment and rebranding for our Signature Inns may be more costly than we anticipate, page 8

4. Please revise to quantify the amount you increased the capital budget to account for additional refurbishments, renovation and conversion projects during 2005.

Form 10-K for the year ended December 31, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21

5. We have read your proposed revisions provided in response to prior comment 16. Please further revise your MD&A disclosure to clarify that the ten percent portion of the room rate credited to the issuance of stock will be recorded as a reduction to lodging revenues. In addition, as previously requested, please revise to disclose the anticipated impact on future revenues as it relates to the Jameson Stock Awards program. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Comparison of the Year Ended December 31, 2004 to the Pro Forma
Year
Ended December 31, 2003, page 25

6. We note your response to comment 18. Please revise to indicate whether the increase in payroll cost reflects a trend in your expenses. In this regard, we note your statement that you expect to incur higher "professional fees and expenses" in 2005.

Liquidity and Capital Resources - Overview, page 28

7. We note your response to comment 23. Please revise your disclosure to clearly describe the adjustment provisions for each interest rate.

Consolidated Financial Statements

Note 3 - Acquisition of Kitchin Hospitality, page F-10

8. We have read your response to prior comment 29 and note your conclusion that the fair value of the trademarks should be $0 based upon what a willing marketplace participant would pay. Please advise us of the nature of the trademarks purchased from Kitchin Hospitality. In that regard, please clarify whether the trademarks purchased from Kitchin Hospitality refer to "The Jameson Inn" and "Signature Inn" trademarks under which you own and operate your Inns.
If so, in light of your reference throughout the filing to your strong brand name, please explain to us why you believe that the fair value of the trademarks should be $0 as well as the factors considered in arriving at your conclusion. In the event that the trademarks purchased from Kitchin Hospitality are separate from "The
Jameson Inn" and "Signature Inn" trademarks, please advise us of the carrying value of "The Jameson Inn" and "Signature Inn" trademarks as well as where the asset is recorded in the consolidated balance sheet.

Schedule III - Real Estate and Accumulated Depreciation

9. We have reviewed your proposed schedule provided in response to prior comment 31 and do not understand your basis for aggregating all properties. Please note that footnote 3 to Rule 12-28 of Regulation
S-X only allows you to aggregate properties if the combined amount does not exceed five percent of the total carrying amount of the properties. Please revise accordingly.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Lynnwood R. Moore, Jr., Esq. (via facsimile)


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Thomas W. Kitchin
Jameson Inns, Inc.
December 1, 2005
Page 4